EXHIBIT 99.1

EDAP Significantly Strengthens Financial Profile

Closes $12.0 Million Placement to Fully Redeem $8.0 Million Long-Term Debt

Positions Company to Invest in Expansion of U.S. Operations

LYON, France, May 29, 2013 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), a global leader in therapeutic ultrasound, outlined today the strengthening of its financial profile with the closing of a $12.0 million registered direct placement of ordinary shares in the form of American Depositary Shares, at a price of $4.00 per share, with warrants attached. The Company intends to fully redeem its $8.0 million outstanding long-term debt by using a portion of the net proceeds from the offering. The expected debt repayment eliminates the 9% annual interest paid quarterly in either shares or cash, and removes the redemption obligation ahead of the June 2014 maturity. EDAP intends to utilize the remaining net proceeds balance to invest in the expansion of its U.S. operations in preparation of potential approval of its Ablatherm-HIFU for the treatment localized prostate cancer as the Pre-Market Approval (PMA) application is currently under review by U.S. FDA.

Marc Oczachowski, Chief Executive Officer, commented, "This offering streamlines our balance sheet by enabling the early repayment of the long-term debt and is significant news for the Company and its shareholders. Additionally, the funds provide expansion capital for our U.S. operations as we continue to advance the PMA application for our Ablatherm-HIFU device. We are particularly satisfied with the participation in the offering by existing shareholders and historical investors as it underscores their belief in our long term business strategy both in the U.S. and around the globe. EDAP is now positioned to leverage its potential milestones for commercial success."

H.C. Wainwright & Co., LLC, acted as the exclusive placement agent for the transaction.

About EDAP TMS SA

EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment., Ablatherm-HIFUis approved and commercialized in Europe as a treatment for prostate cancer and is currently under regulatory review in the U.S. following submission of the Pre-Market Approval Application in February 2013 after the completion of a multi-center U.S. Phase II/III clinical trial under an Investigational Device Exemption (IDE) granted by the FDA. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment (the Sonolith® range) for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. Such statements are based on management's current expectations and are subject to a number of uncertainties, including the uncertainties of the regulatory process, and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         Stephanie Carrington
         The Ruth Group
         646-536-7017
         scarrington@theruthgroup.com